April 1, 2015

Keith Gregory

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 81 filed on January 30, 2015

Dear Mr. Gregory:

Below is a summary of the comments I received from you on March 17, 2015 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Comments for All Funds

General

1)	Comment: Please complete or update all missing information that is currently in brackets or missing in the Prospectus and SAI (e.g., fee table, financial highlights).

Response: We will complete or update all such bracketed or missing information.

2)	Comment: Please make conforming changes in the Prospectus and SAI disclosure for all the Funds included in the Registration Statement, as appropriate. Comments specific to any particular Fund and/or their share classes will be noted.

Response: We will make such conforming changes, as necessary.

Fee Table

3)	Comment: Explain supplementally the reason for restating Other Expenses to reflect current fees in each Fund’s Fee Table.

Response: Other expenses have been restated to reflect changes to each Fund’s administrative and shareholder services fees and the addition of supplemental shareholder service fees for certain share classes of each Fund.

4)	Comment: In the fourth sentence of the text under the Example for all Funds replace “are exactly as described in the preceding table” with “will remain the same.”

Response: Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We feel that our disclosure is therefore in compliance with the Form.

5)	Comment: Supplementally confirm that interest and dividends on securities sold short is included in Other Expenses for all Funds that use short sales as a primary or significant strategy.

Response: We confirm that we include interest and dividends on securities sold short in Other Expenses for all Funds that use short sales as a primary or significant strategy.

6)	Comment: For Funds that may invest in other Funds, please supplementally confirm that Acquired Fund Fees and Expenses (AFFE) will not exceed 1 basis point (bp). If AFFE will exceed 1 bp, please include AFFE as a line item to the Fee Table as required by Instruction 3(f) to Item 3 of Form N-1A.

Response: We confirm that we include Acquired Fund Fees and Expenses (AFFE) as a line item in the fee table whenever AFFE exceed 1 basis point.

Principal Investment Strategies and Risks

7)	Comment: Please explain why Funds with an AFFE line item in their Fee Table do not include such investments as a part of the principal investment strategies or risks and consider whether such disclosure should be added.

Response: A relatively small investment by a Fund in other investment companies, or an investment by the Fund in the money market fund designated for securities lending collateral, could give rise to an AFFE line item. Investments in other investment companies have been identified as principal in those cases where those investments are considered principal elements of a Fund’s strategy.

8)	Comment: Please review the Funds’ principal investment strategies and principal risk disclosure and move any non-principal strategies and risks to Item 9. In particular, we note that the disclosure for certain Funds says the “Fund may but will not necessarily engage in foreign currency forward transactions” and/or the “Fund may (but is not obligated to) use a wide variety of exchange-traded and over-the-counter derivatives.”

Response: We will review the disclosure and make any necessary changes. However, with respect to the specific examples given above, we believe that the principal strategies and risks have been accurately identified.

9)	Comment: Certain Funds’ principal strategies say that the “Use of derivatives by the Fund may create investment leverage.” Please include a plain English definition of leverage either in the appropriate principal strategy sections or in Item 9.

Response: We will add a definition of leverage in Item 9.

10)	Comment: Please review the Funds’ principal risks in accordance with the plain English requirements of Form N-1A. See General Instruction C.(1) and Item 4(b) and 9(b) of Form N-1A. In particular, the following risks should be revised for brevity or broken into separate risks: Bank Loans Risk, Fixed Income Securities Risk, and Foreign Investment Risk; Emerging Markets Risk; Currency Risk.

Response: We respectfully disagree with this comment and feel that no revisions are needed.

11)	Comment: For Funds using derivatives as a principal strategy, please disclose only the identity of the most significant derivative instrument and the percentage the Fund will invest in such instruments.

See letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: We have reviewed our disclosure in light of the Letter and believe the disclosure to be appropriate. In light of the nature of the derivatives to be used and the limited utility of disclosure of percentages (and possible confusion such disclosure might cause) we respectfully decline to add such disclosure.

12)	Comment: Confirm supplementally that the Funds will segregate an appropriate amount of assets to cover its derivative positions in compliance with staff guidance in Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: We confirm that the Funds will segregate assets with respect to its derivatives positions in a manner the Fund determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the staff’s related no-action letters and other published staff interpretative materials.

13)	Comment: For Funds using credit default swaps please supplementally confirm that the full notional amount of the credit default swaps will be segregated by the Fund to cover the outstanding positions.

Response: A Fund will segregate assets with respect to its derivatives positions in a manner the Fund determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the staff’s related no-action letters and other published staff interpretative materials.

14)	Comment: If derivatives can be considered substitutes for Fund securities for purposes of the Funds 80% name test policy, please explain supplementally how the Fund will value those derivatives for the purpose of the 80% policy. Please note that Rule 35d-1 is based on a Fund’s assets and not its exposure and in the staff’s view the notional value of such derivatives should not be the basis of valuing derivatives included in a Fund’s 80% policy.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), a Fund may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy.

15)	Comment: In any Fund where short sales is a principal strategy, please briefly explain the mechanics of a short sale strategy and disclose the percentage of the Fund’s assets that will be devoted to short sales if not already disclosed.

Response: We believe that no changes are necessary as the risks and percentages associated with short sales are already disclosed.

16)	Comment: Consider disclosing in Item 4, separate principal risks for asset classes and sectors for Funds that do not include such risk where they may be appropriate. For example, if a Fund is overweight in certain sectors or industries represented in the portfolio, including any investments related to any equity or fixed income index.

Response: We do not feel that any additional disclosure is necessary. We believe that a simple overweight to an index would not necessarily give rise to a principal risk. The Funds will typically provide risk disclosure regarding an industry or sector when a subadviser has identified an anticipated concentration in that industry or sector.

17)	Comment: Consider renaming “Below Investment Grade Fixed Income Securities Risk” to “Below Investment Grade Securities Risk” because some of these securities may have variable or floating rates. Please also review all Funds with this risk factor to ensure that it includes the following language: “commonly known as ‘junk’ or ‘high yield’ bonds.”

Response: We will rename the risk to “Below Investment Grade Debt Securities Risk.” We have confirmed that for all Funds with this risk factor the following language is included in the risk disclosure: “commonly known as ‘junk’ or ‘high yield’ bonds.”

18)	Comment: Consider including “Cash Position Risk” only for those Funds that will hold large amounts of cash or cash equivalents and moving the risk to Item 9 for any other Funds.

Response: Because the Funds are open-end mutual funds, they must stand ready to redeem shares at net asset value at all times, and an important part of a Fund’s (indeed, any mutual fund’s) investment program is the management of its cash position. The disclosure reflects that fact so we respectfully decline to make this change.

19)	Comment: Consider deleting the reference to “the potential to make money” in the first paragraph under Principal Risks for each Fund since it is not a risk factor.

Response: We will revise the disclosure as follows: “The value of your investment in the Fund could go down as well as up. You can lose money by investing in the Fund.”

20)	Comment: Please review each Fund for appropriate growth, value, and cap disclosure, including related risks. If not significant, consider moving to them Item 9.

Response: We will review each Fund’s disclosure and will make any changes we feel are necessary.

21)	The strategy disclosure for many Funds seems substantially similar, consider reviewing the disclosure and tailoring it to how each Fund is managed.

Response: We are comfortable that the current disclosure appropriately describes how each Fund is managed.

Performance Information

22)	Comment: Supplementally confirm that the performance shown for all share classes with less than one year of performance has been adjusted for their expenses. In particular, explain why the Class I performance for the MassMutual Select Strategic Bond Fund has not been adjusted for its expenses.

Response: We confirm that the performance of share classes with less than one year of performance has been adjusted to reflect its expenses unless the share class has expenses that are lower than those of the share class being adjusted.

23)	Comment: Supplementally explain why the bar chart does not show performance for the same share class for each Fund.

Response: The bar chart for most Funds shows performance for Class R5, which was either the oldest share class, or the least expensive share class if equal in age relative to other share classes, at the time it was chosen. The bar chart for certain of the Funds shows the performance for Class I, which was equal in age to the other share classes and the least expense at the time it was chosen.

24)	Comment: Confirm that the performance returns of indices used by multiple Funds conform for the same time periods.

Response: We will confirm that the performance returns of indices used by multiple Funds conform for the same time periods.

Purchase and Sale of Fund Shares

25)	Comment: Please include the disclosure required by Item 6(a) of Form N-1A regarding the Funds’ minimum initial and subsequent investment requirements. Please also clarify the meaning of “(available to certain customers).”

Response: There are no minimum initial and subsequent investment requirements to disclose. Additionally, we believe that it is clear that “(available to certain customers)” means that certain customers may not have the ability to use the internet to redeem shares.

Additional Information Regarding Investment Objectives and Principal Investment Strategies

26)	Comment: Consider including the notice period to shareholders for changes to the Funds’ investment objectives.

Response: The Trust has not adopted any such notice period.

27)	Comment: With respect to the “Note Regarding Percentage Limitations,” consider disclosing what actions the adviser may take when a percentage limitation is exceeded.

Response: We respectfully decline to add disclosure, as we do not believe this information is material to an investor’s understanding of a Fund’s investment objective and strategies.

Additional Information Regarding Principal Risks

28)	Comment: Consider clarifying that all of the disclosed principal risks do not apply to each individual Fund.

Response: We will add disclosure to this effect: “The Principal Risks of each Fund are identified in the foregoing Fund Summaries and are described in this section. Each Fund may be more susceptible to some of the risks than others.”

Subadvisers and Portfolio Managers

29)	Comment: Pursuant to Instruction 1 to Item 10, please disclose the compensation and dates of service of former subadvisers to the Funds, as applicable.

Response: The prospectus discloses the fee paid by each Fund to the adviser (and that fee includes all compensation then paid by the adviser to subadvisers). Per Instruction 1, we will include the dates of service for former subadvisers.

30)	Comment: With respect the Funds’ exemptive order, consider stating that any amendment to current advisory agreements with the Funds or any existing or new subadvisory agreements that directly or indirectly result in an increase in the aggregate advisory fee will be submitted to shareholders for approval.

Response: We believe this is a governance/regulatory matter, and not necessarily of substantial interest to shareholders.

Sales Charges By Class

31)	Comment: The narrative above the Fee Table indicates that sales charge discounts may be available to a purchaser and his family. The disclosure in this section describes immediate family with reference to affiliates of the Funds, MassMutual or its affiliates. Please clarify supplementally if any other class of purchasers are entitled to such discounts.

Response: We clarify that the definition of immediate family does not apply to the sales load discount referenced in the narrative above the Fee Table and we will be making changes to the disclosure to reflect this.

Performance for Similar Accounts

32)	Comment: Please revise the name of the “Performance for Similar Accounts” section to state prior or historical performance. Please also make conforming changes throughout the section to make it clear that the performance is of similar accounts and not the Funds.

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but will revise the name of the section to “Prior Performance for Similar Accounts” and make any conforming changes that are necessary in the future.

33)	Comment: Supplementally confirm that no substantially similar accounts, including the Funds, are excluded from the composite. If any accounts or Funds are excluded, supplementally explain why and state that their exclusion would not cause the composite performance to be misleading.

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but will take the staff’s comment into account in the future.

34)	Comment: Revise the disclosure to clarify the source of the prior performance and to state how the prior performance was calculated and that it differs from the standard SEC method, if applicable.

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but will take the staff’s comment into account in the future.

35)	Comment: The disclosure indicates that there are differences between the Fund and composite such as investments, portfolio size, and cash flows. Please disclose supplementally that such differences would not alter the conclusion that the Fund and the composite are substantially similar. In addition, please provide additional disclosure in the prospectus regarding the way the cash flows affect the composite.

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but will take the staff’s comment into account in the future.

36)	Comment: Supplementally confirm that the subadviser has the records to support the performance calculation, including the source of the prior performance under Rule 204-2(a)(16) of the Advisers Act.

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but will take the staff’s comment into account in the future.

37)	Comment: Please move the disclosure regarding the composites located in the footnotes to the first paragraph of the section.

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but will take the staff’s comment into account in the future.

38)	Comment: If the administrative services fee is a Fund level fee then it should not be excluded as noted in the footnotes.

Response: The administrative services fee is not a Fund level fee.

39)	Comment: Clarify that the substantially similar accounts are the composite. Consider making a defined term for “composite.”

Response: We have decided to remove the “Performance for Similar Accounts” section from this prospectus but in the future we will clarify that substantially similar accounts refer to the composite as appropriate. We do not think the use of a defined term is appropriate given the use of a different composite for each Fund.

General Comments for All Bond Funds

40)	Comment: Modify the term “fixed income securities” to read “securities” if a Fund includes variable or floating rate securities in its 80% name test basket.

Response: We believe that the term “fixed-income instrument” is commonly understood to be synonymous with “debt,” “bonds,” and other income-producing instruments and therefore is consistent with the “plain English” requirements of Rule 421 under the Securities Act. Furthermore, we believe the term is commonly understood by investors, as evidenced by its frequent usage by other registrants to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest.

41)	Comment: Consider the adequacy of disclosure to shareholders in light of any additional risks due to recent events in the fixed income markets and potential impacts of quantitative easing and/or rising interest rates, including periods of volatility, increased redemptions, and the appropriate manner of communicating any of these risks to shareholders (e.g., prospectus or shareholder reports). Refer to IM Guidance 2014-01.

Response: We will add additional disclosure concerning these risks.

42)	Comment: For all bond Funds or Funds with significant exposure to debt securities, please consider adding disclosure relating to the expected average maturity or duration if appropriate.

Response: We believe this disclosure is already included as appropriate.

General Comments for All Index Funds

43)	Comment: Please explain supplementally why passively managed index funds have “Management Risk.”

Response: Even though each Fund is passively managed, the extent of any deviation between the Index return and the Fund’s return will depend to a large extent on the manager’s actions.

44)	Comment: Please supplementally explain why certain index funds are investing in underlying funds.

Response: Certain of the Funds may, at times, hold ETFs for liquidity purposes in lieu of futures (or baskets).

45)	Comment: Explain supplementally why the subadviser references quarterly performance in the principal investment strategy rather than annual performance.

Response: The disclosure will be revised to reference annual performance.

Individual Fund Comments – Principal Investment Strategies and Risks

MassMutual Select Total Return Bond Fund

46)	Comment: Consider enhancing the disclosure regarding investing in defaulted securities and, if appropriate, adding a corresponding risk factor.

Response: We will add a corresponding risk factor for defaulted securities.

47)	Comment: Please supplementally clarify what “purchase and sale contracts” means.

Response: We will delete this disclosure.

48)	Comment: Please clarify what “other investment techniques” means or consider deleting or moving to Item 9.

Response: We will delete this disclosure.

MassMutual Select Strategic Bond Fund

49)	Comment: Please revise the following disclosure in plain English: “Western Asset employs an opportunistic approach that seeks to capitalize on inefficiencies in fixed income markets to add incremental value to the Fund’s portfolio.”

Response: We will revise the disclosure to read as follows: “Western Asset invests in the fixed income markets seeking to exceed returns of the Fund’s benchmark while approximating benchmark risk. Western Asset focuses on sector allocation, issue selection, duration weighting, and term structure when buying and selling securities for the Fund. Western Asset emphasizes diversification, the use of multiple strategies and identification of long-term trends. The three key factors that determine the allocation decisions for the Fund are: Western Asset’s broad economic outlook, its review of historical yield spreads for debt instruments versus Treasuries, and its evaluation of changes in credit quality and the corresponding impact on prices. Western Asset will determine the portion of the Fund’s assets to be allocated to non-U.S. dollar denominated securities from time to time. Western Asset Management Company Limited (“Western Asset Limited”), an affiliate of Western Asset, has subadvisory responsibility for Western Asset’s non-U.S. dollar denominated investments. Western Asset Limited will select such investments based on its consideration of factors such as relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, and trade and current account balances.”

50)	Comment: Clarify how the Fund’s strategy will achieve the Fund’s objective of “superior total return.”

Response: While Western Asset cannot guarantee that the Fund’s strategy will achieve its objective, we believe that the effective implementation of the factors currently described in Western Asset’s investment approach in the “Principal Investment Strategies” section are relevant.

MassMutual Select BlackRock Global Allocation Fund

51)	Comment: Add growth and value disclosure to the principal investment strategy since “Growth Company Risk” and “Value Company Risk” are listed as principal risks or move the risks to Item 9.

Response: We believe the inclusion of these risks is appropriate given that the Fund is able to invest in all types of equity securities, but will add disclosure to clarify that the Fund may invest in “issuers of any size or type, including growth and value companies.”

52)	Comment: Clarify supplementally whether all corporate loans will be below investment grade.

Response: The Fund can buy all types of corporate loans, including, without limitation, investment grade corporate loans.

53)	Comment: If exchange-traded funds are significant, please consider adding as a risk factor. If they are not significant, please consider moving to Item 9.

Response: We will add the “Risk of Investment in Other Funds or Pools.”

MassMutual Select Diversified Value Fund

54)	Comment: Since Fund has “value” in its name, the principal investment strategy and risk disclosure should mention this.

Response: “Value Company Risk” is already included as a principal risk for this Fund and “value characteristics” and “intrinsic value” are already discussed in the strategy disclosure. Therefore, we believe the disclosure appropriately describes the role of “value” in the Fund’s principal strategies.

55)	Comment: Please clarify the meaning of the phrase “whose value is based on stock prices” in the Fund’s principal investment strategy.

Response: We believe it is clear that these are securities that the Fund’s subadvisers believe are undervalued based on the description of the role of “value” in the discussion of how the subadvisers’ will achieve the Fund’s objectives.

56)	Comment: Please clarify the type of emerging market securities (such as large, established companies) the Fund will invest in.

Response: We believe that it is clear from the Fund’s objective that the Fund invests primarily in equity securities of larger, well-established companies.

57)	Comment: Revise the Brandywine Global investment strategy disclosure so that it reads in plain English.

Response: We will revise the disclosure to read as follows: “Brandywine Global Investment Management, LLC (“Brandywine Global”) invests in securities that meet its value criteria, primarily, price-to-earnings, price-to-book, price momentum, and share change and quality, based on both quantitative and fundamental analysis. Brandywine Global expects to hold approximately 150-250 stocks under normal market conditions.

Brandywine Global invests in securities of companies that meet its value criteria based on both quantitative and fundamental analysis. Brandywine Global’s investment process begins with a valuation screen that identifies large cap stocks with favorable financial ratios. A quantitative deselection process is then applied to eliminate equities that have poor price momentum or high share issuance. Finally Brandywine Global performs a thorough fundamental analysis which seeks to identify and eliminate (de-select) companies with deteriorating fundamentals, anticipated earnings declines, or material write-offs. Brandywine Global may also consider additional factors in its selection process.

Brandywine Global typically sells a security of a company when Brandywine Global believes it is no longer a large capitalization value company, if the company’s fundamentals deteriorate, when an investment opportunity arises that Brandywine Global believes is more compelling, or in order to realize gains or limit potential losses. However, Brandywine Global may retain securities of companies that no longer meet its initial purchase criteria.”

58)	Comment: Add a principal strategy for preferred stock or move “Preferred Stock Risk” to Item 9 if not a principal strategy.

Response: We will remove “Preferred Stock Risk” as a principal risk for this Fund.

MassMutual Select Large Cap Value Fund

59)	Comment: How will the Fund achieve its secondary investment objective of income?

Response: The Fund’s principal strategies indicate that stocks purchased by Barrow Hanley typically have a 25-year history of paying cash dividends.

60)	Comment: Explain why “Smaller and Mid-Cap Company Risk” is included if the Fund invests 80% in large cap stocks. If the risk is appropriate, add a corresponding strategy; otherwise delete the risk or move it to Item 9.

Response: We believe the inclusion of “Smaller and Mid-Cap Company Risk” as a principal risk is appropriate because the Fund’s principal investment strategies indicate that it “has the flexibility to invest in companies of any size.”

MassMutual Select Focused Value Fund

61)	Comment: Consider adding disclosure relating to the subadviser’s focused investment style.

Response: The Fund discloses that it is non-diversified, which means it may hold larger positions in a smaller number of stocks than a diversified fund.

62)	Comment: Consider whether “Emerging Markets Risk” is a principal risk of the Fund considering the Fund only invests up to 5% in emerging market securities. Please consider the same for “Smaller and Mid-Cap Company Risk” if not significant. If not principal risks, move them to Item 9.

Response: We feel that continued inclusion of “Emerging Markets Risk” is appropriate. We also believe the inclusion of “Smaller and Mid-Cap Company Risk” as a principal risk is appropriate because the Fund’s principal investment strategies indicate that it may invest in equity securities “of issuer of any size.”

MassMutual Select Fundamental Growth Fund

63)	Comment: Consider disclosing some examples of what an “extraordinary corporate event” is in the Fund’s principal investment strategy.

Response: We will add the following examples: “such as a merger, acquisition, or divestiture.”

MassMutual Select Blue Chip Growth Fund

64)	Comment: Consider clarifying how Loomis Sayles makes the determination of sustainable competitive advantages. Please also revise the language concerning “long-term secular and profitable growth” for plain English.

Response: We believe that the current disclosure concerning sustainable competitive advantages sufficiently conveys the process that Loomis Sayles employs.

We will revise the sentence containing the language concerning “long-term secular and profitable growth” to read as follows: “In selecting securities, Loomis Sayles emphasizes companies with sustainable competitive advantages, long-term structural growth drivers, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders.”

MassMutual Select Growth Opportunities Fund

65)	Comment: Consider clarifying in the Fund’s principal investment strategies how the subadvisers make the determination that “the prospects for future growth do not look promising” when making a decision to sell a security for the Fund.

Response: We will modify the disclosure to say “the prospects for future growth diminish.”

66)	Comment: Consider disclosing investments in growth stocks as part of the Fund’s principal investment strategy if appropriate.

Response: We will clarify that “This Fund seeks to achieve its objective by investing primarily in equity securities of U.S. companies that the Fund’s subadvisers believe offer the potential for long-term growth.”

67)	Comment: Consider whether investing in small and mid-cap companies is a principal investment strategy of the Fund. If not, move “Smaller and Mid-Cap Company Risk” to Item 9.

Response: We will clarify the Fund’s disclosure to reflect that “The Fund typically invests most of its assets in mid- and large-capitalization equity securities of U.S. companies, but may invest up to 20% of its total assets in foreign securities and American Depositary Receipts (“ADRs”), including emerging market securities.

MassMutual Select Mid-Cap Value Fund

68)	Comment: With respect to REITs and ADRS, please consider disclosing a percentage if significant or appropriate.

Response: We do not feel disclosing a percentage is appropriate at this time.

69)	Comment: Please consider removing “Emerging Markets Risk” if not a principal strategy or move to Item 9.

Response: We will clarify that the Fund may “gain exposure to non-U.S. issuers, including emerging markets issuers, through the purchase of American Depositary Receipts (“ADRs”).”

MassMutual Select Small Cap Value Equity Fund

70)	Comment: Please consider adding currency to principal strategy or move “Currency Risk” to Item 9.

Response: We do not believe that any additional disclosure is necessary as currency risk is seen to be inherent in the Fund’s strategy of investing up to 20% of its total assets in foreign securities, including emerging market securities.

71)	Comment: With respect to “Smaller and Mid-Cap Company Risk,” please consider adding mid-cap strategy disclosure or deleting the mid-cap portion of the risk as the fund name has “small cap” in it.

Response: The current risk disclosure is one used across all of the Funds and provides appropriate smaller company risk disclosure.

MassMutual Small Company Value Fund

72)	Comment: Please add strategy disclosure regarding underlying funds and pools since this risk is listed or delete this risk.

Response: The risk is appropriate as the Fund’s strategy includes investment in exchange-traded funds.

73)	Comment: Add risks for exchange traded funds since they have their own special risks related to premiums and NAVs.

Response: We believe that the “Risk of Investing in Other Funds or Pools” already addresses the risks of investing in exchange-traded funds.

MM S&P Mid Cap Index Fund

74)	Comment: Please confirm the accuracy of the index description included in the Fund’s principal investment strategy.

Response: The index description of the S&P MidCap 400 Index is accurate.

MassMutual Select Mid Cap Growth Equity II Fund

75)	Comment: Clarify the meaning of the term “secular growth prospects” in plain English.

Response: We will modify the disclosure to state “long-term growth prospects.”

76)	Comment: Please consider including the percentage of emerging market securities, if significant.

Response: We do not feel disclosing a percentage is appropriate at this time.

MassMutual Select Small Cap Growth Equity Fund

77)	Comment: Add the word “equity” to the Fund’s 80% name test.

Response: We will make the requested change to clarify that “Under normal circumstances, the Fund invests at least 80% of its net assets in the equity securities of companies whose market capitalizations at the time of purchase are within the market capitalization range of companies included in the Russell 2000® Index or the S&P SmallCap 600 Index . . .”

78)	Comment: Use plain English to explain the Fund’s growth-based strategy.

Response: We believe the strategy is already appropriately stated in plain English.

MassMutual Select Small Company Growth Fund

79)	Comment: Use plain English to explain the Fund’s growth-based strategy.

Response: We believe the strategy is already appropriately stated in plain English.

80)	Comment: Please delete or explain why the Fund has “Value Company Risk” in a growth style fund.

Response: We will remove “Value Company Risk” as a principal risk for this Fund.

MassMutual Select Diversified International Fund

81)	Comment: Consider disclosing the list of countries in the EAFE Value Index in the Fund’s principal investment strategy or in Item 9.

Response: We will add the list of countries included in the index.

82)	Comment: Please revise for plain English the disclosure in the Fund’s principal investment strategy concerning J.P. Morgan’s use of “a dividend discount model to quantify its fundamental research.”

Response: We will revise the disclosure as follows: “In choosing stocks for the Fund, the Fund’s subadviser, J.P. Morgan Investment Management Inc. (“J.P. Morgan”), uses fundamental research to estimate the future earnings of companies, including cash flows and dividends. J.P. Morgan relates those earnings to the current share price to rank companies within industries from most to least attractive.”

83)	Comment: Add a discussion of value and small/mid cap investing to the principal investment strategy or move these risks to Item 9.

Response: We will add the following disclosure to the Fund’s principal investment strategy: “The Fund pursues a value style when selecting investments for purchase. While focusing primarily on larger cap securities, on occasion, the Fund may purchase small/mid cap investments.”

MassMutual Select Overseas Fund

84)	Comment: Consider adding a percentage for the Fund’s investments in emerging markets.

Response: We will add a percentage.

Part C

85)	Comment: Please review the narrative for each subadvisers’ directors and officers list to ensure the directors and officers in the narrative appear in the table below it.

Response: We will review and make any necessary revisions.

86)	Comment: Consider reviewing the disclosure for each subadviser to make sure both directors and officers are included.

Response: The information was provided by each subadviser for purposes of responding to Item 31 of Form N-1A.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please consider reviewing disclosure for each

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company